December 9, 2009	Darren K. DeStefano

T: (703) 456-8034
VIA EDGAR AND ELECTRONIC DELIVERY	ddestefano@cooley.com

Christian T. Sandoe, Esq.

Senior Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:                               Gladstone Capital Corporation

Registration Statement on Form N-2

(File No. 333-162592)

Dear Mr. Sandoe:

On behalf of Gladstone Capital Corporation (the “Fund”), we are transmitting for filing one copy of Pre-effective Amendment No. 1 (the “Amendment”), marked to show changes from the Registration Statement on Form N-2, Registration No. 333-162592 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2009.

The Amendment is being filed in response to written comments received from the staff of the Division of Investment Management (the “Staff”) by letter dated November 19, 2009 (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments which, for your convenience, we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

PROSPECTUS:

Prospectus Summary — Gladstone Capital Corporation — General (Page 1)

1.                                  The second sentence states that the Fund’s investment objectives are to achieve a high level of current income by investing in debt securities, consisting primarily of senior notes, senior subordinated notes and junior subordinated notes, of established private businesses that are substantially owned by leveraged buyout funds, individual investors or are family-owned businesses, with a particular focus on senior notes. As this sentence only describes one investment objective, please revise this sentence accordingly to state that the Fund’s “investment objective is to ....”

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656  T: (703) 456-8000  F: (703) 456-8100  WWW.COOLEY.COM

In response to the Staff’s comment, we have revised the disclosure on page 1 of the prospectus and elsewhere as applicable in the filing.

Fees and Expenses (Page 7)

2.                                  The fifth sentence of the paragraph following the example states that if the Fund achieves sufficient returns on its investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, its expenses, and returns to its investors after such expenses, would be higher than reflected in the example. Please describe in this paragraph what the Fund’s expenses would be for the time periods shown in the example if the entire amount of the Fund’s returns were derived from capital gains.

In response to the Staff’s comment, we have revised the disclosure on page 7 of the prospectus.

Risks Related to Our External Financing - In addition to regulatory limitations on our ability to raise capital, our credit facility contains various covenants which, if not complied with, could accelerate our repayment obligations under the facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay distributions (Page 14)

3.                                  The eighth sentence of the first paragraph of this section describes unrealized losses as adjustments in asset values and contrasts their significance against realized losses. This characterization downplays the significance of unrealized losses to shareholders and appears to suggest that they are not really losses to the company. Please revise this sentence to clarify that, while the Fund has not yet sold these investments, they do constitute losses for the Fund.

In response to the Staff’s comment, we have revised the disclosure on page 14 of the prospectus.

4.                                  The fifth sentence of the second paragraph (on page 15) states that during the year ended September 30, 2008, net unrealized depreciation on our investments was approximately $47.0 million, compared to $7.4 million during the prior fiscal year. Please update this disclosure to reflect financial information as of a more recent date.

In response to the Staff’s comment, we have revised the disclosure on page 14 of the prospectus.  We supplementally advise the Staff that disclosure throughout the Amendment has been updated generally to reflect information as of and through the fiscal year ended September 30, 2009.

Price Range of Common Stock and Distributions (Page 26)

5.                                  The second sentence of the first paragraph states that the Fund intends to retain long-term capital gains and treat them as deemed distributions for tax purposes. Please explain to us how this is consistent with the Fund’s election to be treated as a RIC under Sub-Chapter M of the Internal Revenue Code.

In response to the comment, we respectfully advise the Staff that a RIC is permitted by Section 852(b)(3)(D)(i) of the Internal Revenue Code to designate some or all of its undistributed net capital gain as a deemed distribution to its stockholders.  This commonly-used mechanism is consistent with the “conduit” tax treatment accorded RICs and their stockholders.  The stockholders are taxable on the designated amount, and the stockholders are given credit for any capital gains tax the RIC pays on such undistributed capital gains.

6.                                  The fourth sentence of the second paragraph states that as of October 16, 2009, the Fund had 81 stockholders of record. Please clarify in this section whether this reflects the number of beneficial stockholders or whether this merely identifies the number of stockholders holding the Fund’s shares in street name.

In response to the Staff’s comment, we have revised the disclosure on page 26 of the prospectus.

Consolidated Selected Financial Data (Page 28)

7.                                  This section includes audited financial data for fiscal periods including the fiscal year ended September 30, 2008 and unaudited nine-month periods ended June 30, 2009. Please confirm to us whether the Fund intends to update its financial data to include audited financial information for the fiscal year ended September 30, 2009.

In response to the Staff’s comment, we have revised the disclosure on page 28 of the prospectus and updated the financial statements included in the Amendment.

GENERAL COMMENTS:

8.                                  Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

We acknowledge the Staff’s comment and where we have revised language in the Registration Statement in response to a particular comment, we have made conforming changes, as appropriate, throughout the Registration Statement.

9.                                  We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

We acknowledge the Staff’s comment.

10.                           If you intend to omit certain information from the form of prospectus included with the registration statement that are declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendments.

In response to the Staff’s comment, we supplementally advise the Staff that the Fund does not intend to rely on Rule 430A.

11.                           Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

In response to the Staff’s comment, we supplementally inform the Staff that the Fund does not intend to submit an exemptive application or no-action request in connection with the Registration Statement.

12.                           Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We acknowledge the Staff’s comment.

13.                           We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund and its management acknowledge that:

•                  they are responsible for the adequacy and accuracy of the disclosure in the Fund’s filings with the Commission;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

*   *   *   *   *

Please direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Christi Novak of this office, at (703) 456-8562.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano, Esq.

cc:	David Gladstone, Gladstone Management Corporation
Allyson Williams, Esq., Gladstone Administration, LLC
Thomas R. Salley, Esq.
Christina L. Novak, Esq.